UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 001-36221)

Kofax Limited

(Translation of registrant’s name into English)

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	Kofax Limited (the “Registrant”) Notice of Special General Meeting of Shareholders and Information Statement, dated April 14, 2015, being mailed to the shareholders of the Registrant in connection with a special general meeting of the Registrant’s shareholders, which is scheduled to be held on May 18, 2015 (the “Meeting”), annexed as Exhibit 99.1 hereto, together with the following appendices thereto:

(a) Appendix A – Agreement and Plan of Merger, dated as of March 24, 2015, by and among Lexmark International, Inc., Lexmark International Technology, S.A., Ariel Investment Company, Ltd. and Kofax Limited, attached as Exhibit 99.1(a) hereto;

(b) Appendix B – Form of Voting Agreement, attached as Exhibit 99.1(b) hereto; and

(c) Appendix C – Opinion of Lazard Frères & Co. LLC, attached as Exhibit 99.1(c) hereto.

2.	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KOFAX LIMITED (Registrant)

By:	/s/ James Arnold, Jr.
Name:	James Arnold, Jr.
Title:	Chief Financial Officer

Date: April 14, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Special General Meeting and Information Statement, dated April 14, 2015, in connection with a Special General Meeting of Shareholders of the Registrant scheduled to be held on May 18, 2015.

99.1(a)	Appendix A to Information Statement — Agreement and Plan of Merger, dated as of March 24, 2015, by and among Lexmark International, Inc., Lexmark International Technology, S.A., Ariel Investment Company, Ltd. and Kofax Limited.

99.1(b)	Appendix B to Information Statement — Form of Voting Agreement.

99.1(c)	Appendix C to Information Statement — Opinion of Lazard Frères & Co. LLC.

99.2	Proxy Card mailed to shareholders of the Registrant for use in connection with the Registrant’s Special General Meeting of Shareholders to be held on May 18, 2015.